UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Benson Hill, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

082490103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Star Peak Sponsor II LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,535,954(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,535,954(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,535,954(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 9,982,500 shares of Common Stock (which amount includes 1,996,500 shares subject to forfeiture if certain earnout conditions described in the Merger Agreement are not satisfied) and (ii) 6,553,454 shares of Common Stock issuable in respect of private placement warrants to acquire shares of Common Stock upon payment of $11.50 per share (“Private Placement Warrants”).

(2) Calculated based on (i) 178,058,737 shares of Common Stock outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 6,553,454 shares of Common Stock issuable in connection with the Private Placement Warrants.

1.	Names of Reporting Persons Michael C. Morgan
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 300,000
	6.	Shared Voting Power 16,535,954(1)
	7.	Sole Dispositive Power 300,000
	8.	Shared Dispositive Power 16,535,954(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,835,954
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 9,982,500 shares of Common Stock (which amount includes 1,996,500 shares subject to forfeiture if certain earnout conditions described in the Merger Agreement are not satisfied), (ii) 6,553,454 Private Placement Warrants and (iii) 300,000 shares of Common Stock acquired by entities controlled by the Reporting Person pursuant to the private placement that closed simultaneous with the initial business combination (“PIPE Shares”).

(2) Calculated based on (i) 178,058,737 shares of Common Stock outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 6,553,454 shares of Common Stock issuable in connection with the Private Placement Warrants.

1.	Names of Reporting Persons Eric Scheyer
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,535,954(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,535,954(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,535,954(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.0%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 9,982,500 shares of Common Stock (which amount includes 1,996,500 shares subject to forfeiture if certain earnout conditions described in the Merger Agreement are not satisfied) and (ii) 6,553,454 Private Placement Warrants.

(2) Calculated based on (i) 178,058,737 shares of Common Stock outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 6,553,454 shares of Common Stock issuable in connection with the Private Placement Warrants.

1.	Names of Reporting Persons Alec Litowitz
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 530,000
	6.	Shared Voting Power 16,535,954(1)
	7.	Sole Dispositive Power 530,000
	8.	Shared Dispositive Power 16,535,954(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,065,954
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.2%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 9,982,500 shares of Common Stock (which amount includes 1,996,500 shares subject to forfeiture if certain earnout conditions described in the Merger Agreement are not satisfied), (ii) 6,553,454 Private Placement Warrants and (iii) 530,000 PIPE Shares.

(2) Calculated based on (i) 178,058,737 shares of Common Stock outstanding as of November 11, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 6,553,454 shares of Common Stock issuable in connection with the Private Placement Warrants.

Item 1(a).	Name of Issuer

Benson Hill, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1001 N. Warson Rd. St. Louis, MO 63132

Item 2(a).	Names of Persons Filing

This statement is filed by Star Peak Sponsor II LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1603 Orrington Avenue, 13th Floor Evanston, IL 60201

Item 2(c).	Citizenship

See responses to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

082490103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)            Amount beneficially owned:

See response to Item 9 on the cover page.

(b)            Percent of Class:

See response to Item 11 on the cover page.

(c)            Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)            Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv)           Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

The Sponsor is the record holder of 9,982,500 Common Shares and warrants to acquire 6,553,454 Common Shares. Star Peak 19, LLC, Star Peak L LLC and Star Peak M LLC are the managing members of the Sponsor. Eric Scheyer is the sole member of and controls Star Peak 19 LLC; Alec Litowitz is the sole member of and controls Star Peak L LLC; and Michael C. Morgan is the sole member of and controls Star Peak M LLC (each, a “Sponsor Controlling Entity”). The unanimous consent of each Sponsor Controlling Entity is required to make voting and dispositive decisions with respect to the securities held by the Sponsor. Accordingly, each of Messrs. Scheyer, Litowitz and Morgan may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. In addition, entities controlled by Michael C. Morgan directly hold 300,000 Common Shares for which he may be deemed to have beneficially ownership, and entities controlled by Alec Litowitz directly hold 530,000 Common Shares for which he may be deemed to have beneficially ownership. This Statement shall not be construed as an admission that the Reporting Person, any Sponsor Controlling Entity or any of Messrs. Scheyer, Litowitz and Morgan is, for purposes of Section 13(d) or 13(g), the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 10, 2022

Star Peak Sponsor II LLC

/s/ Eric Scheyer
Name:	Eric Scheyer
Title:	Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 10, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Benson Hill, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:      February 10, 2022

Star Peak Sponsor II LLC

/s/ Eric Scheyer
Name:	Eric Scheyer
Title:	Authorized Signatory

/s/ Eric Scheyer
Name:	Eric Scheyer

/s/ Alex Litowitz

Name:	Alex Litowitz

/s/ Michael C. Morgan

Name:	Michael C. Morgan